Via EDGAR

June 14, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Re: Platinum Group Metals Ltd. - Request for Acceleration

Registration Statement on Form F-3

Filed on June 5, 2019

File No. 333-231964

Ladies and Gentlemen:

Platinum Group Metals Ltd. ("PGM"), hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-231964) and to permit said Registration Statement to become effective by no later than noon Eastern Time on June 19, 2019.

PGM hereby authorizes either Randal Jones or Clint Foss, each an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Randal Jones of Dorsey & Whitney LLP at (206) 903-8814 with any questions with respect to this request.

Very truly yours,

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones

R. Michael Jones

President, Chief Executive Officer and Director